Exhibiti 99.3

Perdigão S.A., PRGA4 and PRGA3 (BOVESPA), and PDA (NYSE), is one of the largest food companies of Latin America and one of the largest meat processors in the world, exporting to over 100 countries.

PERDIGÃO: OUTSTANDING PERFORMANCE IN SOCIAL MANAGEMENT

Company reaches the most advanced stage based on Ethos Institute’s indicators

Perdigão has been selected for its Excellence in Social Management, the result of a broad-based survey by Editora Expressão, the publisher, among other periodicals, of Revista Expressão, one of the most prestigious business magazines in the south of Brazil. The survey, which covered information from 99 large and medium-sized companies with headquarters or operations in the three southern states of the country, ranked Perdigão at stage 4, the most advanced category in corporate social management.

“This ranking shows that the company has already incorporated the socially responsible policies into its strategic planning”, explains Jaime Luccas, the editor of Anuário Expressão de Gestão Social, which reports the results of the survey, its highlights as well as the latest tendencies in corporate citizenship. The prizes for the award winning companies in the survey will be presented in October on the occasion of the Social Responsibility Forum to be held in Joinville (SC). The Forum is to include presentations by specialists, corporate case studies and a round table discussion.

Only 26 companies achieved the maximum ranking in social responsibility among the 99 surveyed. The questionnaire used was based on Ethos Institute for Companies and Social Responsibility’s seven basic themes which are: Values, Transparency and Governance; Internal Public; the Environment; Suppliers; Consumers and Customers; Community; Government and Society.

The work, which was conducted in partnership with the consultants, Civitas Responsabilidade Social and Lauster do Brasil, included 404 questions divided into 35 sub-themes. The first edition of the survey in 2004 comprised a universe of 64 participants. However, it was not only the number of companies that increased in 2005. “In various items, we were able to detect significant improvements compared with last year’s results”, Luccas affirms.

For further information please access www.perdigao.com.br/ri/eng or contact Edina Biava / Gabriela Las Casas, Investor Relations, f. 55 11 3718.5301 / 3718.5791

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.